NEWS RELEASE

February 20, 2009	Release 01-2009

WESTERN COPPER PROVIDES UPDATE ON CARMACKS COPPER PROJECT

VANCOUVER, B.C. Western Copper Corporation (“Western Copper”) (TSX:WRN) is pleased to provide an update on the Carmacks Copper Project (“Project”), located in the Yukon, Canada.

After receiving the Decision Document from the Yukon Government in September 2008, which stated that the mine should be allowed to proceed, Western Copper’s focus has been on obtaining two key permits: the Quartz Mining License (QML), which allows construction to start, and the Water Use License, which allows commencement of operations.

Yukon Department of Energy, Mines and Resources (EMR) recently informed Western Copper that the completed QML is expected to be forwarded to the Minister for signing by the end of March 2009. An updated QML application was completed and filed with EMR in December 2008 and has been under review by the Yukon Government in consultation with Little Salmon Carmacks First Nation (LSCFN) and Selkirk First Nation (SFN).

An updated Water Use License application was submitted in December 2008 to the Yukon Water Board. Western Copper expects to hear shortly regarding the adequacy of the application and the timing of the Water Board public hearing.

Western Copper has recently opened offices in Whitehorse and the Village of Carmacks to help support the Project. Western Copper continues to work with LSCFN, SFN and local communities to identify opportunities and address concerns related to the Carmacks Copper Project.

On behalf of the board,

Dale Corman
F. Dale Corman
Co-Chairman & CEO

For more information please contact Paul West-Sells, VP Corporate Development & Chiara Orrigoni, Investor Relations at T 604.684.9497 or by email at info@westerncoppercorp.com

Cautionary Notes: This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’sForm 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, BC, Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com